Mercedes-Benz Auto Receivables Trust 2015-1
Investor Report
Collection Period Ended   31-Aug-2015

Amounts in USD

Dates

Collection Period No.	2	
Collection Period (from... to)	1-Aug-2015	31-Aug-2015
Determination Date	11-Sep-2015	
Record Date	14-Sep-2015	
Distribution Date	15-Sep-2015	
Interest Period of the Class A-1, A-2b Notes (from... to)	17-Aug-2015	15-Sep-2015	Actual/360 Days	29
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Aug-2015	15-Sep-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	369,000,000.00	268,954,666.85	221,449,679.17	47,504,987.68	128.739804	0.600135
Class A-2A Notes	323,000,000.00	323,000,000.00	323,000,000.00	0.00	0.000000	1.000000
Class A-2B Notes	215,000,000.00	215,000,000.00	215,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	441,580,000.00	441,580,000.00	441,580,000.00	0.00	0.000000	1.000000
Class A-4 Notes	157,000,000.00	157,000,000.00	157,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,505,580,000.00**	**1,405,534,666.85**	**1,358,029,679.17**	**47,504,987.68**		
Overcollateralization	38,608,085.19	38,604,702.13	38,604,702.13			
Adjusted Pool Balance	1,544,188,085.19	1,444,139,368.98	1,396,634,381.30			
Yield Supplement Overcollateralization Amount	72,757,380.27	67,773,310.96	65,348,974.00			
Pool Balance	**1,616,945,465.46**	**1,511,912,679.94**	**1,461,983,355.30**			

	Amount	Percentage
Initial Overcollateralization Amount	38,608,085.19	2.50%
Target Overcollateralization Amount	38,604,702.13	2.50%
Current Overcollateralization Amount	38,604,702.13	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.390000%	84,496.59	0.228988	47,589,484.27	128.968792
Class A-2A Notes	0.820000%	220,716.67	0.683333	220,716.67	0.683333
Class A-2B Notes	0.467600%	80,985.72	0.376678	80,985.72	0.376678
Class A-3 Notes	1.340000%	493,097.67	1.116667	493,097.67	1.116667
Class A-4 Notes	1.750000%	228,958.33	1.458333	228,958.33	1.458333
Total		**$1,108,254.98**		**$48,613,242.66**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	49,873,215.35	(1) Total Servicing Fee	1,259,927.23
Interest Collections	3,589,602.64	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	0.00	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	0.00	(3) Interest Distributable Amount Class A Notes	1,108,254.98
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	5,891.83	(6) Regular Principal Distributable Amount	47,504,987.68
Available Collections	53,468,709.82	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**53,468,709.82**	(9) Excess Collections to Certificateholders	3,595,539.93
		Total Distribution	**53,468,709.82**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,259,927.23	1,259,927.23	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,108,254.98	1,108,254.98	0.00
thereof on Class A-1 Notes	84,496.59	84,496.59	0.00
thereof on Class A-2A Notes	220,716.67	220,716.67	0.00
thereof on Class A-2B Notes	80,985.72	80,985.72	0.00
thereof on Class A-3 Notes	493,097.67	493,097.67	0.00
thereof on Class A-4 Notes	228,958.33	228,958.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,108,254.98	1,108,254.98	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	47,504,987.68	47,504,987.68	0.00
Aggregate Principal Distributable Amount	47,504,987.68	47,504,987.68	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,860,470.21
Reserve Fund Amount - Beginning Balance	3,860,470.21
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	295.09
minus Net Investment Earnings	295.09
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,860,470.21
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	295.09
Net Investment Earnings on the Collection Account	5,596.74
Investment Earnings for the Collection Period	5,891.83

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,616,945,465.46	51,910
Pool Balance beginning of Collection Period	1,511,912,679.94	50,463
Principal Collections	31,016,047.72	
Principal Collections attributable to Full Pay-offs	18,857,167.63	
Principal Purchase Amounts	0.00	
Principal Gross Losses	56,109.29	
Pool Balance end of Collection Period	1,461,983,355.30	49,646
Pool Factor	90.42%	

	As of Cutoff Date	Current
Weighted Average APR	2.83%	2.82%
Weighted Average Number of Remaining Payments	54.86	52.26
Weighted Average Seasoning (months)	10.12	12.94

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	1,458,967,895.38	49,576	99.79%
31-60 Days Delinquent	2,323,232.36	56	0.16%
61-90 Days Delinquent	382,476.79	9	0.03%
91-120 Days Delinquent	309,750.77	5	0.02%
Total	1,461,983,355.30	49,646	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	56,109.29
Principal Net Liquidation Proceeds	0.00
Principal Recoveries	0.00
Principal Net Losses	56,109.29
Cumulative Principal Net Losses	57,802.66
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.004%